

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

June 22, 2009

Mr. Robert F. Hull, Jr.
Lowe's Companies, Inc.
1000 Lowe's Blvd.
Mooresville, NC 28117

> **RE:** **Lowe's Companies, Inc.**
> **Form 10-K for the fiscal year ended January 30, 2009**
> **Filed March 31, 2009**
> **File # 1-7898**

Dear Mr. Hull:

We have reviewed your filings and have the following comments. We have limited our review to only disclosures concerning long-lived asset impairment and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended January 30, 2009

Critical Accounting Policies and Estimates
Long-Lived Asset Impairment

1. In the future, if it becomes reasonably likely that impairments charges could be material to a reporting period, please provide a more comprehensive discussion of your impairment policy. In this regard, please address the following items:

- Clarify whether your asset group is at the individual store level.
- Discuss the geographic location of the stores for which you recorded impairment charges and the stores that were at risk for impairment.
- Include a more specific discussion of how you identify when circumstances indicate store assets may not be recoverable. Please disclose how frequently you evaluate these circumstances.
- Discuss how you establish cash flows and allocate expenses by asset group.
- Include a more specific and comprehensive discussion regarding how you determine the fair value of your asset group. In this regard, please more specifically address the impact of local market conditions.
- Include a qualitative and quantitative description of the critical assumptions used in your impairment analysis and a sensitivity analysis of those assumptions based upon reasonably likely changes. For example, consider presenting meaningful information regarding the following:
  - Use of an income based or market based approach
  - Cash flows
  - Growth rates
  - Discount rates
  - Use of a weighted average cost of capital or a cost of equity method
  - Risk applications
  - Control Premiums
- Discuss quantitative information regarding any significant known trends;
- Discuss any material and useful information that you gather and analyze regarding the risks of recoverability of your assets.

Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. This could include uncertainties regarding the recoverability of recorded assets. We caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, we urge you to consider what additional quantitative disclosures can be provided to convey the risk that additional impairment charges may be recorded.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or in her absence, to me at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant